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                          May 19, 2022

       Ronald Menezes
       Chief Executive Officer
       Sientra, Inc.
       420 South Fairview Avenue, Suite 200
       Santa Barbara, CA 93117

                                                        Re: Sientra, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 12, 2022
                                                            File No. 333-264888

       Dear Mr. Menezes:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Doris
Stacey Gama at 202-551-3188 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Patrick O'Malley, Esq.